Three Embarcadero Center Seventh Floor San Francisco, CA 94111-4024 Telephone 415.434.1600 Facsimile 415.217.5910 www.howardrice.com

January 26, 2007

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 “F” Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	World Heart Corporation Registration Statement on Form S-3, File No. 333-139662 Filed December 26, 2006

Dear Mr. Mancuso:

On behalf of World Heart Corporation (the “Company”), this letter is in response to your letter, dated January 22, 2007, to Mr. Jassawalla setting forth the Staff’s comments regarding the Company’s Registration Statement on Form S-3, file number 333-139662, filed by the Company on December 26, 2006 (the “Registration Statement”).  The text of the Staff’s comments has been included in this letter, for your convenience.

1.                             Staff Comment:  We note response 2 in your letter dated December 12, 2006.  However, it remains unclear whether your transaction amounts to an offering by or on behalf of the issuer of the securities.  Please tell us:

•                  the nature of the business of each selling shareholder, including the portion of its business derived from buying and selling securities;

•                  the percentage by which the price you sold securities to the selling shareholders differed from the historic range of the market prices for your securities;

•                  the length of time during which the selling shareholders have held the offered common stock;

•                  the selling shareholders’ historic pattern of sales of your common stock;

•                  the portion of the trading volume of your securities represented by the selling shareholders’ sales on the days in which they sold securities;

•                  the portion of your assets derived from the offering;

•                  the nature of any relationship among the purchasers in all tranches of the private offering;

•                  whether selling security holders who are affiliates of broker-dealers purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, had any agreements or understanding, directly or indirectly, with any person to distribute the securities.

Response:       The Company hereby advises the Staff as follows with respect to each of the bullet points in Comment 1.

•                  To the Company’s knowledge, of the selling shareholders listed in the registration statement, Special Situations Funds (Austin W. Marxe and David M. Greenhouse, principal owners), Maverick Venture Management, LLC, SF Capital Partners Ltd. (Michael A. Roth and Brian J. Stark, managing members), Oppenheim Pramerica Asset Management S.à r.l on behalf of FCP OP Medical BioHealth-Trends and GRT Health Care, L.P. are primarily engaged in the business of buying and selling securities and managing investments in such securities.  Approximately 58% of ThinkEquity Partners LLC’s business is derived from buying and selling securities.  All of the remaining selling shareholders are members of senior management of, or consultants to, the Company and, as such, they are engaged in the commercial sale and research and development of medical devices.  No portion of the Company’s business is derived from buying and selling securities.

•                  Historically, the market price of the Company’s common shares has fluctuated significantly, and has not traded above $1.00 since early May 2006.  During the four months before the sale of the securities to the selling shareholders, the trading prices fluctuated between an intraday trading low of $0.16 per share on September 27, 2006 and an intraday trading high of $0.82 on July 13, 2006.  During the 30 trading days prior to November 13, 2006, the closing price of the common shares ranged from $0.31 to $0.63 per share.  On November 13, 2006, the date on which the investors entered into the Purchase Agreement with the Company to purchase the common shares at $0.25 per share, the market price of the Company’s stock fluctuated between a high of $0.53 and a low of $0.40.  While the purchase price represented a significant discount from the market price on the date of purchase:

•                            The investors were entering into a transaction to purchase restricted securities not immediately available for resale in the market, the issuance of which was conditional on the Company’s ability on obtain shareholder approval of the deal.

•                            The investors received no warrants or convertible securities.  In addition, there are no reset provisions or other price-based adjustments.

•                            The purchase price was negotiated in an arm’s-length transaction and represented the best deal the Company could obtain under the circumstances because of the Company’s grave financial condition at the time.  In particular, an investor which did not own any shares prior to the offering, took the lead in negotiating the terms of the offering on behalf of the investors.

•                  The selling shareholders entered into a binding agreement to purchase common shares of the Company on November 13, 2006.  The issuance was completed on December 21, 2006, following the shareholders’ approval of the transaction on December 20, 2006.

•                  Other than SF Capital Partners Ltd. which has not traded any of the Company’s common shares since July 16, 2006 and which owned less than 6% of the Company’s outstanding common shares prior to the offering, none of the selling shareholders has made any sales of the Company’s common shares since at least January 1, 2006, i.e. in excess of 12 months, and in most cases much longer.

•                  Not applicable, due to no sales by selling shareholders as discussed in the previous bullet point.

•                  Approximately 51% of the Company’s assets were derived from the offering based on net cash received in the offering of approximately $11.0 million and total Company assets of $21.5 million.

•                  ThinkEquity Partners LLC served as the placement agent to the Company with respect to the private offering.  Certain selling shareholders are member of management of, or consultants to, the Company as disclosed in the footnotes to the Selling Shareholders table of the Registration Statement.  Other than that, there are no relationships of any kind among the purchasers in all tranches of the private offering.

•                  As noted under the Plan of Distribution on page 13 of the Registration Statement, the selling shareholder which is an affiliate of a broker-dealer has informed us that: (1) the selling shareholder purchased the shares in the ordinary course of business and (2) at the time that the shares were purchased, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.  The selling shareholder which is a broker-dealer has been named as “underwriter” in the Plan of Distribution.  None of the other selling shareholders is either a broker-dealer or an affiliate of a broker-dealer.

Based on the information provided above and for the reasons previously set forth in response 2 of the letter dated December 12, 2006, the Company respectfully submits that the registration of the shares issued in the private placement for resale purposes by the selling shareholders pursuant to this Registration Statement represents a valid secondary shelf offering as permitted by Rule 415 and not an offering by or on behalf of the Company.

2.                             Staff Comment:  Please clarify whether this registration statement registers the sale of the shares underlying the warrants mentioned in the footnotes.  Also clarify any relationship between the warrants and the transaction in which the selling shareholders acquired the offered shares.

Response:       The Company hereby respectfully advises the Staff that the Registration Statement is not registering any shares underlying any warrants as no warrants were issued as part of the private placement transaction to which the Registration Statement relates. The warrants mentioned in the footnotes represent pre-existing holdings by some of the selling shareholders that were acquired several years previously.  The fourth paragraph of page 2 of the Registration Statement sets forth that only common shares were sold in the Company’s private placement and that the Registration Statement only covers those common shares issued as part of the private placement.

Accordingly, if the Staff has no further comments with respect to the Registration Statement, the Company respectfully requests that it be permitted to submit the request for acceleration of effectiveness as soon as possible.  At the time of the Company’s formal request, it will provide the acknowledgment requested beginning at the bottom of page 2 of your January 22, 2007 letter.

Please direct any further questions or comments concerning this response letter to me at (415) 399-3174.

Sincerely,

/s/ Julia Vax

Julia Vax

cc:            Jay Mumford, Division of Corporation Finance
A. Richard Juelis, World Heart Corporation